UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Panty Prop Incorporated

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    New York

    Date of organization
    September 24, 2015

Physical address of issuer
Box 3075, Farmingdale, NY 11735

Website of issuer
https://www.pantyprop.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 9, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$4,582	$1,105
Cash & Cash Equivalents	$4,582	$1,105
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$155,340	$627
Cost of Goods Sold	$106,513	$0
Taxes Paid	$0	$0
Net Income	-$29,237	-$7,445

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 22, 2017

Panty Prop Incorporated



Up to $1,070,000 of Crowd Notes

Panty Prop Incorporated ("PantyProp", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 9, 2018. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by March 9, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 9, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.pantyprop.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/pantyprop/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Panty Prop Incorporated (the "Company") is a New York Corporation, formed on September 24, 2015. The Company is currently also conducting business under the name of PantyProp.

The Company is located at Box 3075, Farmingdale, NY 11735.

The Company's website is https://www.pantyprop.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/pantyprop/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,070,000
Minimum investment amount per investor	$500
Offering deadline	March 9, 2018
Use of proceeds	See the description of the use of proceeds on pages 13-14 hereof.
Voting Rights	See the description of the voting rights on pages 12, 15, 17-20 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the

likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.
We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide materials which meet required specifications and perform to our and our customers' expectations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular material or process.

We operate in virtually every part of the world and serve customers in more than 195 countries.
In 2017, approximately 20% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Crystal Etienne who is the CEO and Founder of the Company. The Company has or intends to enter into employment agreements with Crystal Etienne although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Crystal Etienne or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We may not be successful in obtaining issued patents.
Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a utility patent application for the signature gusset in Panty Prop's designs on September 24, 2015. Filing a patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The reviewing CPA has included a "going concern" note in the reviewed financials.
The reviewing CPA notes that as of December 31, 2016, the Company has incurred losses from inception of approximately $36,682 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The reviewing CPA further notes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through this Combined Offering, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its sale of products. The reviewing CPA further notes that there are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The reviewing CPA further notes that the accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We intend to seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the product materials, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, commodities, and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the

extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials as well as corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The consolidation of retail customers could adversely affect us.
Retail customers, such as department stores or specialty stores, in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

The seasonality of our business could place increased strain on our operations.
PantyProp's operations and revenue experience some seasonality, with the fourth quarter tending to have slower sales than the other quarters. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of the Company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions. In addition, if we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, we may be required to take significant inventory markdowns or write-offs, which could reduce profits.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our suppliers, manufacturers, or facilities are located could adversely affect our business. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $4 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights.
The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights.
As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Crystal Etienne, the CEO of PantyProp, currently does not have an employment agreement in place.
Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Crystal were to leave PantyProp, the Company might not have any ability to prevent her direct competition, or have any legal right to intellectual property created during her employment. The Company has indicated that it intends to implement an employment agreement with Crystal post-raise. There is no guarantee, however, that such an agreement will be entered into.

The Company does not have an official record of Board Meeting Minutes.
Board meeting minutes serve as an official and legal record of the meeting of the Board of Directors. Proper corporate government typically requires that all appointments of board members, approval of capital raising and approval of major decisions were done in accordance with state law and the company's bylaws. Board meeting minutes should serve as an evidence of the above.

BUSINESS

Business Plan
Our solution is simple: everyday, basic, and essential hygiene wearables. PantyProp's proprietary gusset dramatically reduces the failure rate of personal hygiene care products. By correcting the use of traditional hygiene products immediately and providing a leakproof and angled technology gusset that can be worn for everyday life's activities (such as travel, work, running, cycling or dance), sufferers can now be anxiety and leak-free during these times. Our NY-based brand launched in December of 2015, and in the past year, we have grown 400%. We have managed to create a product that is both safe (eliminating the need to insert foreign objects into the body) and confidence building (helping to end fear of leaks and embarrassment from stains).

The Company's Products and/or Services

Product / Service	Description	Current Market
Underwear and swimwear	Underwear and swimwear with leak-proof protection	Our customers are typically mothers, aged 32-47 years, buying our products for themselves, their daughters, or their husbands. Health conscious people who do not want to insert foreign objects for leakage and menstrual management purchase our products.

We have no new products in development.

Manufacturing is currently done in Brooklyn, New York. Our manufacturer has a track record working with larger undergarment brands including Commando underwear. Because of this, they are able to scale-up with us. We currently handle fulfillment in-house. Post-raise we plan to bring on a fulfillment partner that we've already identified.

Competition
The markets for the Company's products are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and technological advances. The Company's competitors may aggressively cut prices or lower their product margins to

gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design, marketing and distribution capability, service and support, and corporate reputation.

Customer Base
Our customers are typically mothers, aged 32-47 years, buying our products for themselves, their daughters, or their husbands. Health conscious people who do not want to insert foreign objects for leakage and menstrual management purchase our products.

Intellectual Property
The Company currently does not have any issued or registered intellectual property. It does, however, have a pending patent, which was filed individually by Crystal Etienne, the founder of Panty Prop. A pending patent in no way guarantees that the Company will be successful in obtaining an issued patent.

Type	Application Number	Status	Filing Date	Description
Patent	14/864,100	Pending (Not Issued)	09/24/2015	Utility patent application for signature gusset in Panty Prop's designs

Litigation
None

Other
The Company's principal address is Box 3075, Farmingdale, NY 11735.

The Company has the following additional addresses: Not Applicable.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	8.43%	$90,250
General Marketing	15.75%	$3,937	27.47%	$293,925
Future Wages	5.25%	$1,313	9.16%	$97,974
General Working Capital	2.62%	$656	4.58%	$48,988
Business Development	26.25%	$6,563	45.78%	$489,875
Logistics and Fulfillment	2.62%	$656	4.58%	$48,988
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers
The officers and directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Crystal Etienne

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, Founder, and Director, December 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- PantyProp, CEO, Founder, and Director December 2015-Present: researched and designed solution for secure, comfortable, and easy sanitary pad use; managed inventory, product marketing and campaigns.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employee in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Issued	200 shares
Voting Rights	Holders of common stock are entitled to one vote per share of common stock held on all matters that come before the shareholders of the Company.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of common stock vote on all matters that come before the shareholders of the Company and thus will have the ability to control the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes.

Percentage ownership of the Company by the holders of such Securities.	100%
Other Material Terms	None

Type of security	SAFE Notes
Amount Issued	$100,000
Voting Rights	N/A
Anti-Dilution Rights	Preemption rights apply in any issuance of common or preferred stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities.	0%

The Company has the following debt outstanding: Not applicable

Ownership
A majority of the Company is owned by Crystal Etienne, the CEO and Founder of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Crystal Etienne	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
The Company is a New York C-Corporation formed on September 24, 2015 and headquartered in Farmingdale, New York. The Company bridges the gap between health, hygiene, and comfort with a full collection of IP proprietary, everyday hygiene wearables for people who suffer from incontinence, postpartum, and menstrual flow. The Company's product features a smart, intuitive design. The built-in absorbent gusset is perfectly angled to collect flow immediately, ensuring stain-free comfort. It can be worn with a cup, tampon or a pad. Sanitary pads are locked in and securely held in place in the dri-tech mesh gusset.

The Company's year-end is December 31.

Liquidity and Capital Resources
The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $290,000 in cash on hand as of November 2017 which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $100,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of March 9, 2018.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $50,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Not applicable.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
6. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Crystal Etienne
_____
(Signature)

Crystal Etienne
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Crystal Etienne
_____
(Signature)

Crystal Etienne
_____
(Name)

CEO
_____
(Title)

12/22/17
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Panty Prop Inc.

A New York Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the Period of September 24, 2015 (Inception) to December 31, 2016

TABLE OF CONTENTS





F&A

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management
Panty Prop Inc.
Farmingdale, New York

We have reviewed the accompanying financial statements of Panty Prop Inc. (a New York Corporation), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholder's equity and cash flows for the year ended December 31, 2016 and for the period of September 24, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, Panty Prop Inc. relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about Panty Prop Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

December 8, 2017


Panty Prop Inc.
Balance Sheets
(Unaudited)


	December 31			
	2016		2015	
Assets				
Current Assets				
Cash	$	4,582	$	1,105
Total Current Assets		4,582		1,105
Total Assets	$	4,582	$	1,105
Liabilities				
Total Liabilities	$	-	$	-
Commitments & Contingencies		-		-
Shareholder's Equity				
Contributed Capital		41,264		8,550
Accumulated deficit		(36,682)		(7,445)
Total owners' equity		4,582		1,105
Total liabilities and owners' equity	$	4,582	$	1,105


3

See accompanying independent accountants' review report and notes to the financial statements


Panty Prop Inc.
Statement of Operations
(unaudited)

	Year Ended December 31, 2016	September 24, 2015 (Inception) through December 31, 2015
Revenue	$ 155,340	$ 627
Cost of goods sold	106,513	-
Gross profit	48,827	627
Operating expenses		
Administration services	1,275	-
Advertising and promotion	48,471	2,570
Bank service charges	4,737	412
Business services	1,141	1,158
Computer	1,130	51
Discount of sales	3,264	-
Meals and entertainment	653	-
Office supplies	1,345	-
Other services	1,957	-
Outside services	2,028	500
Professional fees	2,794	2,541
Rent	500	-
Shipping	1,650	-
Supplies	6,083	779
Travel	1,036	61
Total Operating Expenses	78,064	8,072
Net Loss before income taxes	(29,237)	(7,445)
Provision for income taxes	-	-
Net loss	$ (29,237)	$ (7,445)
Basic & diluted earnings (loss) per share	$ -	$ -
Basic & diluted weighted average shares outstanding	-	-

See accompanying independent accountants' review report and notes to the financial statements

Panty Prop Inc.
Statement of Stockholder's Equity
(unaudited)
For the Period from September 24, 2015 (Inception) to December 31, 2016

| | Common Shares | | Contributed | Accumulated | Stockholder's |
	Shares	Amount	Capital	Deficit	Equity
Balance - September 24, 2015 (inception)	$ -	$ -		$ -	$ -
Contributed Capital	-		8,550		8,550
Net loss				(7,445)	(7,445)
Balance - December 31, 2015	$ -	$ -	$ 8,550	$ (7,445)	$ 1,105
Contributed Capital	-		49,393		49,393
Stockholder Distributions			(16,679)		(16,679)
Net loss				(29,237)	(29,237)
Balance - December 31, 2016	$ -	$ -	$ 41,264	$ (36,682)	$ 4,582

See accompanying independent accountants' review report and notes to the financial statements

Panty Prop Inc.
Statement of Cash Flows
(unaudited)

	Year ended December 31, 2016	September 24, 2015 (Inception) through December 31, 2015
Cash flows from operating activities		
Net loss	$ (29,237)	$ (7,445)
Net cash used in operating activities	(29,237)	(7,445)
Cash flows from financing activities		
Distribution to stocholder	(16,679)	-
Stockholder's contributed capital	49,393	8,550
Net cash provided by financing activities	32,714	8,550
Net increase in cash	3,477	1,105
Cash at beginning of period	1,105	-
Cash at end of period	$ 4,582	$ 1,105

See accompanying independent accountants' review report and notes to the financial statements

PANTY PROP INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the year ended December 31, 2016 and for the period September 24, 2015 (Inception) to December 31, 2015

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations

Panty Prop Inc., a New York C-Corporation ("the Company"), was formed on September 24, 2015 and is headquartered in Farmingdale, New York.

Panty Prop bridges the gap between health, hygiene, and comfort with a full collection of IP proprietary, everyday hygiene wearables for people who suffer from incontinence, postpartum, and menstrual flow. Panty Prop features a smart, intuitive design. The built-in absorbent gusset is perfectly angled to collect flow immediately, ensuring stain-free comfort. It can be worn with a cup, tampon or a pad. Sanitary pads are locked in and securely held in place in the dri-tech mesh gusset.

The Company's year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs
The Company's advertising costs are expensed as incurred. During the years ended December 31, 2016 and 2015, the Company recognized $48,471 and $2,570 in advertising costs.

Revenue Recognitions

The Company recognizes revenue from purchases of its product when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. There was $155,34 in revenues for the year ended December 31, 2016 and $627 for the period of September 24, 2015 (Inception) to December 31, 2016.

Fait Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of cash reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which generally has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the New York State Franchise Tax Board. The tax years open for examination by the IRS are for the two years ended December 31, 2015 and 2016.

The Company currently has a tax net operating loss (NOL) of $36,682 for which it may receive future tax benefits. However, as of December 31, 2016, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2016 and 2015, the Company had $4,582 and $1,105 in cash.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – STOCKHOLDER'S EQUITY

At inception in 2015, the sole owner contributed $8,550 for 100% controlling interest in the company. The owner also contributed another $49,393 in 2016. No stock has been issued at this time.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $36,682 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its sale of products. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2016 through December 8, 2017, the date these financial statements were available to be issued, and has determined that there are no material subsequent events to disclose.

EXHIBIT C
PDF of SI Website



Investor Pitch Deck →
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PantyProp

Chic hygiene-wear with built-in technology for incontinence and feminine personal care. Edit Profile

$500	**$4,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.


Sales Growth Since 2016
400%

Product Margins
63%

> Company generated over $825,000 in revenue in first three quarters of 2017.

> Selected to be featured in the Macy's for Las Vegas Strip Fashion Mall.

> Founder has utility patent pending on its core technology.

> Product has been featured in Seventeen, Forbes, Cosmopolitan, among many others.

> Round Size: US $750,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $4,000,000

> Target Minimum Raise Amount: US $100,000

> Offering Type: Side by Side Offering

Life's pesky leaks stop here. Hygiene products reinvented for anywhere, anytime, and anyone. Unexpected leaks solved.

The $15 billion U.S. sanitary product market didn't just survive the recession, it grew. In the U.S. alone, an esimated 62% of people use sanitary pads over any other product to deal with incontinence, discharge, and menstrual flow. Globally, that number is even higher, especially in Asian and African countries.

In every country, people suffer from incontinence, postpartum bleeding, and menstrual flow. Many women with medical conditions, the elderly, or girls can not or prefer not to insert foreign objects into their bodies. Further, people are becoming more health-conscious and eco-hygiene friendly.

Despite their popularity, however, traditional personal care products often fail, and comfort and personal hygiene are two words that are not normally associated with one another. PantyProp's chic hygiene-wear bridges the gap between health, hygiene, and comfort for women, girls, and men.

 Our solution is simple: everyday, basic, and essential hygiene wearables. PantyProp's proprietary gusset dramatically reduces the failure rate of personal hygiene care products. By correcting the use of traditional hygiene products immediately and providing an angled technology gusset that can be worn for everyday life's activities (such as travel, work, running, cycling or dance) and is designed to be leak-proof, sufferers can now be anxiety and leak-free during these times.

Our NY-based brand launched in December of 2015, and in the past year, we have grown 400%. We have managed to create a product that is both safe (eliminating the need to insert foreign objects into the body) and confidence-building (helping to end fear of leaks and embarrassment from stains).

Pitch Deck



Tech-driven hygienic performance-wear for everyone

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Product & Service

Our hygiene gusset technology is specifically designed to secure a pad in place and is angled correctly underneath the cavity of the body to collect flow immediately, thereby helping to eliminate displacement, leaks, or stains. We created the gusset to be used universally in everyday wear items and to be licensed in the future to other markets and brands. The built-in absorbent liner was designed to make wearing PantyProp's products worry-free.

Unlike our direct competitors, which offer solutions specifically for menstrual flows, our goal is to create a complete solution that addresses other global issues for women, girls, and men. Rather than changing our customers' lifestyles, we aim to support our customers' current lifestyles by offering more options and solutions than are currently available to them.

Gallery



BUSTLE

Slate.fr

dope MAGAZINE

Health

People

seventeen

YAHOO!

BUSINESS INSIDER

racked

METRO

allure

teenVOGUE

SELF

.Mic

REFINERY29

CRWN

COSMOPOLITAN

Forbes

Team Story

PantyProp is a company that was founded by women, for everyone. We knew there had to be a better, cleaner, more comfortable, and graceful way to live with our periods and life's other pesky leaks. And it turns out we're not alone—men have their own troubles too. So we created a patent-pending technology to help everyone be protected from leaks, stains, and embarrassment.

Some of the most successful businesses solve real problems that real people have. When the Founder, Crystal, started on this journey, she thought of the millions of women, men, teens, tweens, and people such as herself that have used sanitary pads or tampons for years and have been failed numerous times by the shifting, chafing, discomfort, and embarrassment.

She thought of the people with special needs that do not have any other options or the not-so-elderly community of still active and not ready for venturing into adult diapers. Those that, for various reasons, are required to use a sanitary pad or tampon for urine or period disorder leaks because they have a medical condition, or their culture does not allow inserting foreign objects into the body. So she created PantyProp. Crystal spent years testing hundreds of prototypes, aiming to create the perfect equation of design, fit, and most importantly, leak-proof security.

PantyProp is an American-made e-commerce, fashion-forward, wearable hygiene brand that offers a comprehensive collection of 30 unique items, including activewear, swimwear, sleepwear, and underwear. The collection reinvents how men, women, and girls navigate puberty, incontinence, and life's other pesky leaks. PantyProp is distributed to customers in 195 countries.

The expanding line of fashion hygiene products is manufactured with love in America from high quality local artisans who receive a fair wage.

Founders and Officers



Crystal Etienne
CEO & FOUNDER



Crystal has been self-funded and profitable since its inception. She is propelled by the mission to ensure men, women, and girls can #doanything in comfort, confidence, and courage.

Crystal and PantyProp have been featured in People, Seventeen, Bustle, Cosmopolitan, Hello Giggles, Business Insider, Racked, SheKnows, TeenVogue, Refinery29, Allure, Daily Mail, and SELF Magazine.

Crystal is a mother of two children: a daughter and son. She lives with her husband and family in New York.

Q&A with the Founder

Q: Please detail your product.

PantyProp: We make swimwear and underwear with a utility patent-pending gusset for people with leakage and periods. It has a built-in absorbent liner equivalent to 2-3 tampons and can secure your own pad or our own double-sided pad. Whether with a pad or not, it secures below the vulva to avoid any leakage. Our entire garment line is built around this.

Q: Could you talk a little bit about your manufacturing and distribution?

PantyProp: Manufacturing is currently done in Brooklyn, New York. Our manufacturer has a track record working with larger undergarment brands including Commando underwear. Because of this, they are able to scale-up with us. We currently handle fulfillment in-house. Post-raise we plan to bring on a fulfillment partner that we've already identified.

Q: Who are your target customers?

PantyProp: Our customers are typically mothers, aged 32-47 years, buying our products for themselves, their daughters, or their husbands. Health conscious people who do not want to insert foreign objects for leakage or menstrual management purchase our products.

Q: What is your customer acquisition and sales strategy?

PantyProp: The majority of our sales have been organic, as we have only had small social media and AdWords spends. Post-raise, we intend to grow our social media and AdWords spend. Our CAC to date has been approximately $22 with an average cart size of $89 when accounting for international customers ($82 when just looking at U.S. customers). Organic traction has been driven by word of mouth and SEO.

Q: Can you talk a bit about your repurchase rate and any recurring revenue to anticipate generating?

PantyProp: We currently see a 19-20% repurchase rate from our customers and expect this to rise. Our double-sided pads last 3 months assuming a 7-8 day period. We expect to (and have begun to) generate recurring revenue from these pad purchases.

Q: Do you have a retailer and wholesaler customer acquisition and sales strategy?

PantyProp: We will launch this initiative in March. Macy's is launching a new program we have been selected; we will be featured in their Law Vegas Fashion Mall and potentially in their New York Harold Square location later in 2018. They reached out to us after seeing one of our swimwear products. We are in talks with retail agencies who will represent us in our conversations with other major distribution and retail outlets.

Q: Can you talk about your strategic partnerships?

PantyProp: We are currently partnered with Zulily and we're in talks with Macy's, as mentioned above, for 2018. We have been invited to go onto Amazon but are waiting until after we secure more wholesale and retail customers first to preserve our brand.

Q: What do you view as your exit opportunity?

PantyProp: We anticipate being acquired by a large lifestyle brand or a CPG brand that has leakage or menstrual products.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $750,000	US $750,000
Minimum investment	$20,000	US $500
Target minimum	US $100,000	US $100,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $4,000,000	US $4,000,000
Interest rate	5.0%	5.0%



Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised



Logistics   Branding   Office
Marketing and Advertisi...   Launch Global Distribut...
Inventory   Hire

If Maximum Amount Is Raised



Logistics   Branding   Office
Marketing and Advertisi...   Launch Global Distribut...
Inventory   Hire

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of PantyProp's prior rounds by year.





$4000000

Seed (Convertible)   Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed	
Round Size	US $100,000
Close Date	Apr 15, 2017
Security Type	Convertible Note
Valuation Cap	US $4,000,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company is a New York C-Corporation formed on September 24, 2015 and headquartered in Farmingdale, New York. The Company bridges the gap between health, hygiene, and comfort with a full collection of IP proprietary, everyday hygiene wearables for people who suffer from incontinence, postpartum, and menstrual flow. The Company's product features a smart, intuitive design. The built-in absorbent gusset is perfectly angled to collect flow immediately, ensuring stain-free comfort. It can be worn with a cup, tampon or a pad. Sanitary pads are locked in and securely held in place in the dri-tech mesh gusset.

The Company's year-end is December 31.

Liquidity and Capital Resources

The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $290,000 in cash on hand as of November 2017 which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape

The feminine hygiene market is big business, and it continues to grow. Industry reports attribute this growth at least in part to the rising per capita disposable income and changing lifestyle globally. Additional drivers of market growth include increasing awareness on female health and hygiene and the emergence of low-cost feminine hygiene products. In fact, some analysts predict that the global market for feminine hygiene products will exceed $42 billion by 2022.

Demands for these products are changing. Women want not only more environmentally friendly options, but also ones that can accommodate an active lifestyle. Alternative hygienic products, from menstrual cups to leakproof panties, are a growing segment of the larger hygiene market.

Risks and Disclosures



The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.

We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide materials which meet required specifications and perform to our and our customers' expectations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular material or process.

We operate in virtually every part of the world and serve customers in more than 195 countries.

In 2017, approximately 20% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Crystal Etienne who is the CEO and Founder of the Company. The Company has or intends to enter into employment agreements with Crystal Etienne although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Crystal Etienne or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We may not be successful in obtaining issued patents.

Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a utility patent application for the signature gusset in Panty Prop's designs on September 24, 2015. Filing a patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The reviewing CPA has included a "going concern" note in the reviewed financials.

The reviewing CPA notes that as of December 31, 2016, the Company has incurred losses from inception of approximately $36,682 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The reviewing CPA further notes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through this Combined Offering, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its sale of products. The reviewing CPA further notes that there are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The reviewing CPA further notes that the accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We intend to seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the product materials, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, commodities, and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials as well as corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.



The consolidation of retail customers could adversely affect us.

Retail customers, such as department stores or specialty stores, in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

The seasonality of our business could place increased strain on our operations.

PantyProp's operations and revenue experience some seasonality, with the fourth quarter tending to have slower sales than the other quarters. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of the Company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions. In addition, if we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, we may be required to take significant inventory markdowns or write-offs, which could reduce profits.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our suppliers, manufacturers, or facilities are located could adversely affect our business. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Crystal Etienne, the CEO of PantyProp, currently does not have an employment agreement in place.

Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Crystal were to leave PantyProp, the Company might not have any ability to prevent her direct competition, or have any legal right to intellectual property created during her employment. The Company has indicated that it intends to implement an employment agreement with Crystal post-raise. There is no guarantee, however, that such an agreement will be entered into.

The Company does not have an official record of Board Meeting Minutes.

Board meeting minutes serve as an official and legal record of the meeting of the Board of Directors. Proper corporate government typically requires that all appointments of board members, approval of capital raising and approval of major decisions were done in accordance with state law and the company's bylaws. Board meeting minutes should serve as an evidence of the above.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
> 📁 Product or Service (8 files)

EXHIBIT D
Investor Deck



Tech-driven hygienic performance-wear for everyone

Disclaimer

This presentation contains offering materials prepared solely by PantyProp without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Life's pesky leaks stop here.

Discreet, hygienic wearables bridging the gap between health, hygiene, and comfort.

The Problem

Incontinence, discharge, and menstruation are widespread global issues and traditional products don't fully address the problem.

62% of women in the U.S. use pads and over 90% of women in Asia, Africa, & India.

Traditional products are unreliable and often fail.

A majority of the special needs and elderly communities rely these products for health reasons.



The Solution

Tech-driven hygiene performance-wear for everyone

Swimwear – Underwear
Bodysuits – Leggings – Sleepwear
Double-sided pads – Men

Eco-friendly and hypoallergenic

Made in America

Cost-effective

A unique product on the market that properly secures a pad correctly in place and has built-in absorbent power.


We’re not just a period panty.
We’re technology.
We’re a lifestyle upgrade.



#DOANYTHING

- Angled to collect any flow onset
- Designed to be leak-proof and stain-free
- Hi-tech Performance gusset
- Corrects the use of traditional products
- Comfortable

"5 words, for 5 stars = I Swam with no problems. Now I can go on vacation when I want, no need to schedule because of your product. BTW, I purchased PropSwim in Navy Blue."
- Nancy K., actual customer





"I live in Australia and wanted to tell you what a lifesaver these were for me and my young girls. These were wonderful. I purchased a while back your Propup high waist for me and PropTween for my girls, but wanted to share with you my experience. I will order again in just a few months for Holiday"

- Jannison, actual customer

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

The Market

People that deal with incontinence, postpartum, discharge, or menstrual flow and want no worries, no leaks, and a failure-free, comfortable solution.



Life's Pesky Leaks

Active moms
Want an easier way to deal with unexpected incontinence and menstruation.

Teens
Uncomfortable with inserting foreign objects into their bodies during puberty.

Men
Need a social solution for odor, discharge, or stress-and illness-related conditions.

Elderly
Hospitals, hospice, and elder care facilities need better solutions.

Special needs + Culture
Restricts use of tampons for medical or cultural reasons.

1% = 150M

$15B Sanitary Care Industry

Key differentiating elements

Mass market, full collection of hygiene-wear

"Failure-free" angled technology gusset that collects flow immediately

Proprietary secure "lock and hold" sanitary pad feature for women and men

All-natural materials

100% made in the USA
Normal washer & dry

Mass Market Hygiene Care:
Stress incontinence
Bladder incontinence
Menstrual
Post-micturition dribble
Hyperhidrosis

Women   Girls   Men
Young - Middle aged - Elder Care - Special Needs
all-in-one

	PantyProp	THINX	Dear Kate
Mass market appeal across generations, demographics, genders Bladder Incontinence Menstruation Discharge	Yes	X	X
Leak-Proof	Yes	Yes	X
All-Natural Materials No Plastic (PUL) No Fleece	Yes	X	X
"Lock and Hold" sanitary pad gusset	Yes	X	X
Normal Wash and Dry	Yes	X	X
Anytime, Anywhere Full Protection Leak-proof swimwear, underwear, bodysuit, men, sleepwear, activewear	Yes	X	X
Affordability	$	$$$	$$$

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

DIRECT COMPETITORS

Incomplete Solution

(Only for Menstrual Customer)

Systemized & Requires Work

Band-aids the Issue

Major Lifestyle Change Needed

WHAT'S OUR MARKET ADVANTAGE?
We're a way of life.

Everyday

No lifestyle change - Upgrades current routine

Everyone

For all ages; women, men, and girls; those with medical conditions, and/or special needs.

Everywhere

Pee, periods, and postpartum

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.



Revenue model

Ecommerce: Direct to Consumer

Scale*: Via Wholesale/ Distribution

Exit*: Licensed technology

Consumer

Wholesale*

Licensing*

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

63% Margins

$82+ Average sale

$825K+ Gross Rev (Q1-Q3 2017)

49% Organic traffic / conversions

=

2018 Projection

2.2 Mil*

Growth as of 2016: 400%

Hygiene, function, technology, comfort, and protection

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Panty Prop Incorporated



The team

A combination of digital fashion and operational business tech



Crystal Etienne

CEO, Founder

- Launched PantyProp from her home in December 2015
- In 6 months, drove revenues to 25K a month, with 400% growth in the first year
- Experience in business operations and financial management
- Owned and operated 4 mall-based lingerie stores

Crystal bootstrapped PantyProp out of her own need and desire to be comfortable and to not worry about leaks or stains during her busy days. For two years, she tirelessly tested and perfected hundreds of prototypes.



Nandini D'souza Wolfe

Creative & Brand

- Deep experience in branding, marketing, and social media.
- 20 years as a top writer for major magazines and news publications
- Editorial Director at Tory Burch 2009-2014
- Contributor of New York Times bestselling "Tory Burch in Color".

Nan joined PantyProp after one conversation in March '17— basically an in-depth market interview—with Crystal. She saw PantyProp's growth potential and appeal across generations, demographics, and markets.